                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   V                           Form 40-F
                   ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ___                                 No    V
                                                     ---

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

        TSMC Revises Upwards Its Guidance for the Fourth Quarter of 2002

Hsin-Chu, Taiwan, November 22, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today revised upwards its guidance for the fourth quarter of 2002, among which the wafer shipment and the utilization rate are expected to be higher than those forecasted earlier at TSMC's third quarter institutional investor conference.

Mr. Harvey Chang, TSMC Spokesman, noted that both TSMC's wafer shipment and utilization rate show considerable improvement over the guidance forecasted previously, due to the recent pick up in the PC demand and the increased demand for communication products for Christmas season. As a result, TSMC revised upwards its forecast for the fourth quarter of 2002. The revised forecast indicated that the Company's wafer shipment for the fourth quarter of 2002 would approximately equal to that for the third quarter of 2002. The Company's utilization rate is expected to be close to 60 percent. In addition, the average selling price (ASP) is expected to remain about the same as that announced earlier at TSMC's third quarter institutional investor conference.


TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng                          Mr. Jesse Chou                     Ms. Shan-Shan Guo
PR Department Manager, TSMC             Public Affairs Manager, TSMC       PR Manager, TSMC
Tel: 886-3-567-3338                     Tel:886-3-5673347 (O)              Tel:886-3-5673345(O)
     886-928-882-607(Mobile)                886-932-113-258(Mobile)            886-939-059-246 (Mobile)
Fax: 886-3-567-0121                     Fax:03-5670121                     Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw             E-Mail:jhchoua@tsmc.com.tw         Email: ssguo@tsmc.com.tw

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.




Date: November 22, 2002              By  /s/  Harvey Chang
                                         -----------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer